Exhibit 8.1

Graubard Miller

The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174-1901
direct dial number: (212) 818-8800
facsimile: (212) 818-8881

June 23, 2009

KBL Healthcare Acquisition Corp. III
380 Lexington Avenue, 31st Floor
New York, NY 10168

Re: Merger with PRWT Services, Inc.

Dear Sirs:

We have acted as counsel to KBL Healthcare Acquisition Corp. III (“KBL”), a Delaware corporation, in connection with the proposed merger of KBL with and into PRWT Merger Sub, Inc., a wholly owned subsidiary of PRWT Services, Inc. and the subsequent merger into PRWT Services, Inc. You have requested our opinion in connection with the federal income tax consequences of the proposed mergers to KBL and the stockholders of KBL.

FACTS

The relevant facts are set forth in the Registration Statement filed with the Securities and Exchange Commission on June 4, 2009, File No. 333-159751, as amended (the “Registration Statement”), and the Agreement and Plan of Reorganization, dated as of March 13, 2009, among KBL, PRWT Services, Inc. (“PRWT”), a Pennsylvania corporation, PRWT Merger Sub, a Pennsylvania corporation and wholly owned subsidiary of PRWT, and all of the holders of the outstanding common stock of PRWT (“Merger Agreement”), as amended. For purposes of this opinion we have assumed and rely upon the truth and accuracy of the facts as set forth in the aforesaid documents.

A summary of the facts follows. KBL was organized January 9, 2007 to effect a business combination with an operating business in the healthcare or healthcare-related industries. On July 25, 2007, KBL closed its initial public offering of 17,250,000 units consisting of one share of its common stock (“Public Shares”) and one warrant generating total gross proceeds of $138,000,000. As of April 2009, approximately $135,700,000 was held in its trust fund. The KBL common stock, units and warrants are currently listed on the NYSE Amex under the symbols KHA, KHA.U and KHA.WS, respectively.

PRWT, founded in 1988 and located in Philadelphia, PA, is a diversified enterprise of pharmaceutical manufacturing and distribution, facilities management and maintenance services and business processing services. PRWT is a certified minority business enterprise.

KBL is authorized to issue 50 million shares of common stock. There are currently 21,000,000 shares of KBL common stock outstanding, of which 17,250,000 are Public Shares and 3,750,000 are Founders Shares. KBL also has outstanding 19,325,000 redeemable warrants, each to purchase one share of common stock and 865,137 units each comprised of one share of common stock and one redeemable warrant.

Under the Merger Agreement, KBL will merge with and into Merger Sub and KBL will continue as the surviving corporation, becoming a wholly owned subsidiary of PRWT. In the proposed merger, all of the then assets of KBL will be acquired by Merger Sub and PRWT will own 100% of the outstanding common stock of KBL. As soon as practicable after that merger, KBL will merge into PRWT.

KBL Healthcare Acquisition Corp. III
June 23, 2009

The Merger Agreement requires that all necessary actions be taken to ensure that PRWT remains in compliance in all respects with the Minority Owned Business Certifications. KBL may enter into arrangements for the purchase or redemption of outstanding shares of KBL common stock so that after the merger the number of shares of PRWT common stock owned by the KBL stockholders will be reduced to 8,652,000, a number which will constitute about 42% of all of then issued and outstanding shares of PRWT common stock. The PRWT stockholders will own an aggregate of 11,950,000 shares of PRWT (“Merger Shares”) representing at least 58% of the total 20,600,000 shares of PRWT common stock outstanding immediately following the merger.

Prior to the merger of KBL with and into Merger Sub, KBL will redeem out of KBL’s cash assets up to 12,350,000 shares of KBL common stock, or approximately 59% of all outstanding shares of KBL common stock. Holders of KBL Public Shares have the right to vote against the merger proposal and elect to convert their Public Shares into cash. To preclude the possibility that holders of 30% or more of the Public Shares will vote against the merger and seek conversion of their Public Shares into cash, KBL and its officers, directors and founding stockholders, PRWT and the PRWT Stockholders and their respective affiliates may enter into arrangements to provide for the purchase of Public Shares or into other arrangements that would induce holders of Public Shares not to vote against the merger proposal.

Under the proposed plan of reorganization all of the outstanding remaining KBL securities will be automatically converted into an equal number of securities of PRWT of like tenor.

The PRWT stockholders will receive an aggregate of $3,500,000 cash from PRWT in exchange for the release and discharge of any and all claims against reorganized PRWT. An additional 8,000,000 shares of PRWT common stock held by PRWT Stockholders (“EBITDA Escrow Shares”) will be placed in escrow at the closing to be released to the PRWT Stockholders upon PRWT attaining certain levels of EBITDA in fiscal 2009, 2010 and/or 2011 or upon certain exercises of PRWT redeemable warrants.

The Merger Agreement provides that 941,211 of the Merger Shares will be placed in escrow to provide a fund to satisfy certain net debt adjustment and indemnification obligations of the PRWT Stockholders to PRWT under the terms of the Merger Agreement. The PRWT stockholders retain their right to vote their shares and receive cash dividends on the escrowed shares.

The parties intend for the merger to qualify as tax-free transaction pursuant to section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (“Code”).

THE LAW

Section 61 of the Code provides that gross income includes “gains derived from dealings in property.”

Code section 1001 provides that the sale or exchange of property shall be a taxable event and gain “shall be the excess of the amount realized from the sale or other disposition of property over the adjusted basis” of the property.

Certain types of exchanges, however, are afforded nonrecognition treatment where the exchange does not change the taxpayer’s capital investment, but merely the form in which the taxpayer holds it. In these cases, the potential gain for recognition is preserved by exchanging the basis of the relinquished property for the basis of the property received.

Code section 354 provides generally that in a “reorganization” exchanges of stock or securities in a corporation by a holder for stock or securities in another corporation are tax free. Code section 361 provides generally that in a “reorganization” an exchange of property by a corporation for stock or securities in another corporation is tax free.

KBL Healthcare Acquisition Corp. III
June 23, 2009

IRC Section 368 and the other ancillary sections hereinafter referred to, provide that in a “reorganization” exchanges of property and stock or securities do not result in a taxable event. The term “reorganization” is defined by IRC section 368(a)(1)(A) to include a statutory merger.

A reorganization requires a continuity of shareholder interest and continuity of business enterprise. A sufficient percentage of historic stockholder equity in the transferor corporation has to continue as a proprietary interest in the transferee corporation. Ginsburg and Levin, Mergers, Acquisitions, and Buyouts, ¶610.2.1, p. 6-245-6 (January 31, 2009) concludes that if at least 40% of the consideration delivered in exchange for Target’s aggregate equity consists of Parent common stock, continuity should be satisfied, even if the remaining T equity is exchanged for cash for other boot. In the merger transaction between KBL (the Target) and PRWT (the Parent), PRWT is delivering 100% of its common stock in exchange for 100% of the remaining common stock of KBL. Even assuming arguendo that a pre-reorganization redemption of stock were to possibly be treated as being in connection with the reorganization and affecting the degree of continuity of interest calculation, in the aggregate KBL’s contemplated redemption for cash of a maximum 12,348,000 shares of its common stock out of its total 21,000,000 shares of common stock would still result in 8,652,000 shares of KBL common stock, or 41.2% of its equity, being exchanged for PRWT’s delivery of shares PRWT common stock. See Ginsburg and Levin, supra, ¶610.2.1, p. 6-245-6 for view that “it makes no sense to key COI (continuity of interest) qualification, when T effects a large distribution/redemption in advance of or at the time of the P-T business combination.” Irrespective of whether or not the redemption of common stock is to be considered, the 40% minimum continuation of propriety interest test is being met.

The continuity of business enterprise requirement is also being met in this merger transaction. KBL’s business for over two years has been to raise cash and hold it in order to effect a business combination with a healthcare related industry business. PRWT is a diversified enterprise of pharmaceutical manufacturing and distribution, facilities management and maintenance services and business processing services. PRWT will use all of KBL’s remaining approximately $38 million cash in PRWT’s business operations. Bittker and Eustice, Federal Income Taxation of Corporations and Shareholders, (7th ed.) ¶12.6[2][a], p. 12-248 state: “the continuity-of-business requirement does not demand that the new corporation engage in the same or a similar business as its predecessor; it requires only that there be a continuity of business activity.” In Becher v. Commissioner of Internal Revenue, 221 F2d 252 (2d Cir. 1955) the court held that a transfer of assets to a corporation controlled by the transferor’s shareholders was a reorganization, even though the transferor’s business was terminated, some of its assets were distributed in partial liquidation, and the transferred assets were invested by the transferee in an entirely different business. In Atlas Tool Co. v. Commissioner, 70 T.C. 86, 102-3 (1978), aff’d 214 F2d 860 (3rd Cir. 1980) the court held that “[i]t is well established that the same business need not be conducted by the transferee as was conducted by the transferor. In several cases in which reorganizations were found, the transferor’s assets have been taken by a newly formed, related corporation and employed in a different business.” Under Treas. Regs. §1.368-1(d) (1) “continuity of business enterprise requires that the issuing corporation (P) either continue the target corporation’s (T’s) historic business or use a significant portion of T’s historic business assets in a business.” Sub-paragraph (3) states that: “In general, the determination of the portion of a corporation’s assets considered ‘significant’ is based on the relative importance of the assets to operation of the business. However, all other factors and circumstances, such as the net fair market value of those assets, will be considered.” In Honbarrier v. Commissioner, 115 T.C. 300 (2000) the Tax Court stated that “investment activity has been recognized as a historic business for purposes of the continuity of business enterprise doctrine. See Abegg v. Commissioner, ....”

The first merger of KBL with and into PRWT Merger Sub in a purported Reverse Subsidiary Merger followed by the merger upstream into PRWT causes the overall transaction to be viewed as a two-party “A” merger (of Target into Parent). The Internal Revenue Service in numerous rulings and regulations has so determined. See rulings and regulations cited in Ginsburg and Levin, supra, ¶803.4(2), p. 8-62.

KBL Healthcare Acquisition Corp. III
June 23, 2009

Code section 302(a) provides that a redemption of stock “shall be treated as a distribution in part or full payment in exchange for the stock” if the redemption is not essentially equivalent to a dividend, is a substantially disproportionate redemption or a redemption of all of the shareholder’s stock.

Code section 358(a)(1) provides that in the case of an exchange to which section 354 applies, the “basis of the property permitted to be received under such section without the recognition of gain or loss shall be the same as that of the property exchanged.”

Code section 362(b) provides that “[i]f property was acquired by a corporation in connection with a reorganization..., then the basis shall be the same as it would be in the hands of the transferor, increased in the amount of gain recognized to the transferor on such transfer.”

Section 1032 of the Code provides that “no gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock (including treasury stock) of such corporation.”

Code section 1221 defines a “capital asset” as property held by the taxpayer other than stock in trade, inventory, property held primarily for sale to customers, depreciable property, real property used in trade or business, and certain other specified types of property. Code section 1222(3) defines “long-term capital gain” as gain from the sale or exchange of a capital asset held for more than one year. Code section 1223(1) provides that if a capital asset has the same basis as the property for which it is being exchanged, the taxpayer’s holding period includes the period the taxpayer held the property surrendered.

OPINION

Assuming that the above factual statements are the same on the closing date, our opinion of the Federal income tax consequences of the proposed merger of KBL with and into PRWT Merger Sub, Inc. followed by the merger of PRWT Merger Sub, Inc. into PRWT Services, Inc. is:

1.	The mergers will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.
2.	No gain or loss will be recognized by a stockholder of KBL who receives PRWT common stock in exchange for such stockholder’s shares of common stock of KBL.
3.	A stockholder of KBL who exercises conversion rights and effects a termination of the stockholders’ interest in KBL will be required to recognize gain or loss upon the exchange of that stockholder’s shares of common stock of KBL for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of KBL common stock. This gain or loss will be a capital gain or loss if such shares were held as a capital asset on the date of the merger and will be a long-term capital gain or loss if the holding period for the share of KBL common stock is more than one year.
4.	A stockholder of KBL whose shares of common stock of KBL are redeemed and effects a termination of that stockholder’s interest in KBL will be required to recognize gain or loss upon the surrender of that stockholder’s KBL shares of common stock. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of KBL common stock. This gain or loss will be a capital gain or loss if such shares were held as a capital asset on the date of the redemption and will be a long-term capital gain or loss if the holding period for the share of KBL common stock is more than one year.

In connection with the above opinion, we hereby consent to the use of our name in the Registration Statement of KBL and all amendments thereto and the filing of this opinion as an annex to the Registration Statement.

Very truly yours,

/s/ Graubard Miller